Exhibit 22.1

Co-Issuer of Debt Securities

The following subsidiary of Johnson Controls International plc may co-issue debt securities under the indenture dated as of December 28, 2016 between Johnson Controls International plc and U.S. Bank National Association, as trustee:

Tyco Fire & Security Finance S.C.A.